NEWS RELEASE
Rolling Thunder Begins Summer Drilling Program

Calgary, Alberta, June 14, 2006 - Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTO: RTHXF) has initiated its summer drilling program. The Corporation expects to drill three to five wells at Teepee Creek, one to two wells at McLeod, one well at Gordondale, one well at Gold Creek, and upon receipt of down-spacing approval, three wells at Ensign in southern Alberta over the remainder of the year. Currently, two wells are being drilled at Teepee Creek: one step-out well at 16-34-73-4W6 on Rolling Thunder’s existing holdings and one farmin well at 3-11-74-4W6 where the company has farmed in on an additional seven sections of land immediately up dip of the Corporation’s existing holdings. Rolling Thunder has also participated in a 190 square kilometer 3D seismic program at Teepee Creek covering these lands. The Corporation has started construction of a central battery at Teepee Creek with the capacity of 1,000 Bopd. It is expected that this battery will be operational by mid to late July allowing for the tie in of the Corporation’s recent well at 14-3-74-4W6.

Rolling Thunder’s year end was April 30, 2006. The Corporation expects to announce its year end results by the end of August 2006. Rolling Thunder Exploration Ltd. has 34,143,071 Class A shares and 810,000 Class B shares outstanding.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com. or contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

kameliaw@rollingthunderexploration.com

Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.